UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2009

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli / Maura Gedid (646) 330-5907 / (646) 452-2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

ASUR Announces Total Passenger Traffic for

September 2009 Down 10.7% Year over Year

Mexico City, October 6, 2009 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for September 2009 decreased by 10.7% when compared to September 2008.

All figures in this announcement reflect comparisons between September 1 through September 30, 2008 and 2009. Transit and general aviation passengers are excluded.

		Domestic
Airport	September 2008	September 2009	% Change
Cancún	219,775	211,420	(3.8)
Cozumel	3,270	2,654	(18.8)
Huatulco	20,359	18,665	(8.3)
Mérida	84,158	69,600	(17.3)
Minatitlán	12,442	12,332	(0.9)
Oaxaca	39,548	30,518	(22.8)
Tapachula	16,573	11,128	(32.9)
Veracruz	67,835	61,867	(8.8)
Villahermosa	68,633	55,696	(18.8)
Total Domestic	532,593	473,880	(11.0)

		International
Airport	September 2008	September 2009	% Change
Cancún	424,580	378,004	(11.0)
Cozumel	11,082	9,641	(13.0)
Huatulco	715	785	9.8
Mérida	5,230	5,074	(3.0)
Minatitlán	392	310	(20.9)
Oaxaca	2,525	3,343	32.4
Tapachula	249	322	29.3
Veracruz	5,427	5,586	2.9
Villahermosa	3,467	3,958	14.2
Total International	453,667	407,023	(10.3)

ASUR	Page 1 of 2

		Total
Airport	September 2008	September 2009	% Change
Cancún	644,355	589,424	(8.5)
Cozumel	14,352	12,295	(14.3)
Huatulco	21,074	19,450	(7.7)
Mérida	89,388	74,674	(16.5)
Minatitlán	12,834	12,642	(1.5)
Oaxaca	42,073	33,861	(19.5)
Tapachula	16,822	11,450	(31.9)
Veracruz	73,262	67,453	(7.9)
Villahermosa	72,100	59,654	(17.3)
ASUR Total	986,260	880,903	(10.7)

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

ASUR	Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: October 6, 2009